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WRITER’S DIRECT LINE
April 20, 2007	813.225.4122 ccreely@foley.com Email 037203-0104

Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, D.C. 20549

Re:	Accentia Biopharmaceuticals, Inc.

Preliminary Proxy Statement

File Number 000-51383

Dear Mr. Riedler:

On behalf of Accentia Biopharmaceuticals, Inc. (the “Company”), we are transmitting herewith the Company’s revised preliminary proxy statement (the “Revised Preliminary Proxy”), which incorporates additional information into the original preliminary proxy statement that was filed by the Company on March 30, 2007 (the “Original Preliminary Proxy”). Enclosed supplementally with the hard copy of this letter are three clean copies of the Revised Preliminary Proxy, as well as three blacklined copies of the Revised Preliminary Proxy showing the changes that were made to the Original Preliminary Proxy.

The following is the Company’s response to the Staff’s comment to the Original Preliminary Proxy, as set forth in the Staff’s letter of April 11, 2007. For your convenience, the full text of the Staff’s comment is set forth below, and the Company’s response to the comment directly follows the applicable text.

Proposal 1 – Approval of potential issuance of common stock exceeding 19.99% of the common stock outstanding on February 27, 2007 upon conversion of debentures and exercise of warrants

1.	Please expand the discussion to the extent applicable to conform with the revised disclosure requested for registration statement file no. 333-141626 in the staff’s correspondence dated April 11, 2007.

RESPONSE: The Company acknowledges the Staff’s comment and has accordingly expanded the discussion in Proposal 1 of the Revised Preliminary Proxy to conform with the revised disclosure provided in Amendment No. 1 to the S-3 Registration Statement (File No. 333-141626).

Securities and Exchange Commission

April 20, 2007

Please do not hesitate to contact the undersigned at (813) 225-4122 if you have any questions or comments regarding the foregoing responses or the Revised Preliminary Proxy.

Very truly yours,

/s/ Curt P. Creely
Curt P. Creely

Enclosures